                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 11-K


(Mark One)

  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED)

               For the Year (52 Weeks) Ended February 22, 1997

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the Transition Period From           to
              Commission File Number

   A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

         SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

   B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                             SHOPKO STORES, INC.
                               700 PILGRIM WAY
                         GREEN BAY, WISCONSIN  54304

SHOPKO STORES, INC.
PROFIT SHARING AND SUPER
SAVER PLAN


FINANCIAL STATEMENTS FOR THE YEARS
(52 WEEKS) ENDED FEBRUARY 22, 1997 AND
FEBRUARY 24, 1996, SUPPLEMENTAL SCHEDULES
FOR THE YEAR (52 WEEKS) ENDED FEBRUARY 22,
1997 AND INDEPENDENT AUDITORS' REPORT

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                          PAGE
INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS (52 WEEKS)
 ENDED FEBRUARY 22, 1997 AND FEBRUARY 24, 1996:

 Statements of Net Assets Available for Benefits                           2

 Statements of Changes in Net Assets Available for Benefits                3

 Notes to Financial Statements                                            4-9

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO THE
 DEPARTMENT OF LABOR'S RULES AND REGULATIONS AS OF
 AND FOR THE YEAR (52 WEEKS) ENDED FEBRUARY 22, 1997:

 Item 27a - Assets Held for Investment Purposes                          10-11

 Item 27d - Reportable Transactions                                       12

Other schedules are omitted due to the absence of conditions under which they are required.

EXHIBITS:

 Exhibit I - Independent Auditors' Consent                                13

                      [Deloitte & Touche LLP Letterhead]


INDEPENDENT AUDITORS' REPORT

Retirement Committee
ShopKo Stores, Inc. Profit Sharing and Super Saver Plan
Green Bay, Wisconsin

We have audited the accompanying financial statements of ShopKo Stores, Inc. Profit Sharing and Super Saver Plan (the Plan) as of February 22, 1997 and February 24, 1996 and for the years (52 weeks) then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of February 22, 1997 and February 24, 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

June 6, 1997

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
FEBRUARY 22, 1997 AND FEBRUARY 24, 1996
-------------------------------------------------------------------------------

                                                         FEBRUARY 22,         FEBRUARY 24,
                                                            1997                 1996
ASSETS

INVESTMENTS AT FAIR VALUE (Notes 2 and 6):
 Mutual funds                                            $142,198,315         $112,499,520
 Common stock - ShopKo Stores, Inc.                        20,332,922           13,773,480
 Pooled collective funds                                    7,765,336            4,213,538
 Money market fund                                          1,952,474
                                                         ------------         ------------
                                                          172,249,047          130,486,538
DEPOSITS AND LOANS AT CONTRACT
 VALUE (Notes 2 and 6):
 Insurance companies                                       25,513,758           29,252,563
 Participant loans                                          7,611,762            3,783,283
                                                         ------------         ------------
                                                           33,125,520           33,035,846
                                                         ------------         ------------
       TOTAL INVESTMENTS                                  205,374,567          163,522,384

RECEIVABLES:
 Employer contribution                                      7,692,565            4,947,329
 Participants' contributions                                                         1,987
 Accrued interest and dividends                               951,799            1,082,850
 SUPERVALU                                                                         296,330

CASH                                                            2,662            5,084,657
                                                         ------------         ------------
       TOTAL ASSETS                                       214,021,593          174,935,537

LIABILITIES

ACCRUED ADMINISTRATIVE EXPENSES                                                      4,423
                                                         ------------         ------------
NET ASSETS AVAILABLE FOR BENEFITS                        $214,021,593         $174,931,114
                                                         ============         ============

See notes to financial statements.

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS (52 WEEKS) ENDED FEBRUARY 22, 1997 AND FEBRUARY 24, 1996

-------------------------------------------------------------------------------------------------

                                                                 1997                  1996
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income:
  Net appreciation in fair value of investments               $ 14,985,831           $ 20,730,421
  Interest and dividends - net                                  14,548,763              7,755,516
                                                              ------------           ------------
                                                                29,534,594             28,485,937
 Contributions:
  Employer                                                      11,668,770              7,726,962
  Participants                                                   9,876,036              9,337,235
  Transfers from other plans - net                                 555,645                344,279
                                                              ------------           ------------
                                                                22,100,451             17,408,476
                                                              ------------           ------------
       Total additions                                          51,635,045             45,894,413
                                                              ------------           ------------
Deductions from net assets attributed to:
 Benefits paid to participants                                  12,505,407             10,954,413
 Administrative expenses                                            39,159                529,650
                                                              ------------           ------------
       Total deductions                                         12,544,566             11,484,063
                                                              ------------           ------------
NET INCREASE                                                    39,090,479             34,410,350

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                                             174,931,114            140,520,764
                                                              ------------           ------------
NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                                  $214,021,593           $174,931,114
                                                              ============           ============

See notes to financial statements.

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS (52 WEEKS) ENDED FEBRUARY 22, 1997 AND FEBRUARY 24, 1996
-------------------------------------------------------------------------------

1. DESCRIPTION OF PLAN

   The following description of the ShopKo Stores, Inc. Profit Sharing and Super Saver Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   ShopKo Stores, Inc. Profit Sharing and Super Saver Plan was originally established as a noncontributory, defined contribution profit sharing plan for all full-time employees of ShopKo Stores, Inc. and Subsidiaries (the Company), SUPERVALU Pharmacies, Inc., and Twin Valu Stores, Inc., all subsidiaries of SUPERVALU Stores, Inc. On October 16, 1991, an initial public offering was made whereby ShopKo Stores, Inc. and Subsidiaries became a public company while SUPERVALU Pharmacies, Inc. and Twin Valu Stores, Inc., continued to be subsidiaries of SUPERVALU Stores, Inc. A multiple employer plan was established in which the Company, SUPERVALU Pharmacies, Inc., and Twin Valu Stores, Inc. participate (collectively called participating employers). SUPERVALU Pharmacies, Inc. and Twin Valu Stores, Inc. ceased their participation in the Plan on February 28, 1994. All accounts and assets for such participants were transferred from the Plan to the SUPERVALU Retail Operations Profit Sharing and Super Saver Plan. The Plan is now a single-employer plan, with ShopKo Stores, Inc. as the Plan sponsor.

   Under provisions of the Plan, all employees who are full-time (work 1,000 compensated hours per plan year), and are 20 years of age or older are eligible to participate in the Plan after completing one or more years of eligible service as defined. Contributions to the Plan are determined each year at the discretion of the Retirement Committee and/or Board of Directors. The contributions are limited to the amount deductible for federal income tax purposes. The employer contribution is allocated among the participants based on the ratio of each participant's compensation, as defined, to total compensation of all participants for the year, in accordance with Section 415(d) of the Internal Revenue Code. Allocations are made only to participants who: 1) are employed on the last day of the Plan year and had 1,000 compensated hours in the Plan year or 2) terminated their employment by reason of death, disability, normal retirement, or early retirement, which requires ten years of Company service and attainment of at least age 55. Separate accounts are maintained for each participant.

   Participants may elect to have their account balances invested in one or more of the following six funds:

       IDS Mutual Fund - Is a growth and income fund which divides its investments between common stocks, preferred stocks and bonds. The prospectus of this fund states that the goal of this fund is to provide a balance of growth of capital and current income.

       IDS New Dimensions Fund - Invests primarily in common stocks of companies showing potential for significant growth and operating in areas where economic or technological changes are occurring. The prospectus of this fund states that income is not an investment objective. Instead, this fund seeks long-term growth of capital.

       IDS Blue Chip Advantage Fund - Invests in selected stocks from a major market index. Securities purchased are those recommended as the best from each industry represented on the index. The prospectus of this fund states that it seeks long-term growth as well as dividend income.

       Templeton Foreign Fund - Invests in stocks and debt obligations of companies and governments outside the United States. The prospectus of this fund states that the goal of this fund is to provide long-term capital growth through a flexible policy of investing in stocks and debt obligations of international companies.

       Conservative Fund - Which invests in individual common stocks, guaranteed investment contracts and pooled collective funds which are part of the American Express Trust Collective Investment Funds available only to Employee Benefit Trusts. The Collective Investment Funds invest primarily in bonds, investment contracts and money market investments. Each participating trust investing in the Funds is credited with units of the fund. The value of each unit is computed daily based on the fair value of the net assets of the fund.

       AIM Constellation Fund - Invests primarily in the common stocks of small to medium size companies with an emphasis on emerging growth companies. The prospectus of this fund states that income is not an investment objective. Instead, the objective is to seek capital appreciation.

       ShopKo Stock Fund - Which invests in the common stock of ShopKo Stores, Inc. and pooled collective funds which are part of the American Express Trust Collective Investment Funds available only to Employee Benefits Trusts. The Collective Investment Funds invest primarily in bonds, investment contracts and money market investments. Each participating trust investing in the funds is credited with units in the Fund. The value of each unit in the Fund is computed daily based on the fair value of the net assets of the Fund.

   Participant profit sharing accounts are fully vested after the third year of vesting service with no vesting prior to that time. In the event of normal retirement at age 65 or thereafter, permanent disability, or death, participants' accounts become 100% vested. The nonvested amounts in terminated participants' accounts are forfeited and allocated in the same manner as the Company's contribution.

   A 401(k) plan, referred to as the Super Saver Agreement, is part of the Plan. This agreement allows for employee contributions under Section 401(k) of the Internal Revenue Code under which participants may contribute up to 12% (limited to 6% for highly-compensated participants) of their recognized compensation, as defined. Amounts contributed by the employees are 100% vested at all times. The Plan provides for an employer matching contribution, which is allocated in accordance with the participants elections. The matching contribution will equal 50% of the amount of the first 6% of compensation contributed by participating employees. Participants currently employed can only withdraw their 401(k) contributions in financial hardship situations. Participants may borrow from their Super Saver accounts subject to certain limitations.

   Vested benefits may be withdrawn in a lump sum or retained in the account, at the option of the participant, upon termination or retirement.

   Benefits payable which were authorized but not yet paid as of February 22, 1997 and February 24, 1996 aggregated $17,084 and $1,595, respectively, and are included in net assets available for benefits for reporting purposes.

   Certain amounts previously reported have been reclassified to conform with the current year presentation.

   Administrative expenses are paid by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements of the Plan are presented on the accrual basis of accounting. The current value of investments is determined by the Trustee based on the closing market prices, if available, at fiscal year-end. For those securities that have no quoted market price, current value represents estimated fair value, as determined by the Trustee. Guaranteed insurance contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay administrative expenses. The estimated fair value of the contracts at February 22, 1997 and February 24, 1996 was approximately $26,355,476 and $29,526,000, respectively.

3. PLAN TERMINATION

   Although the Company has not expressed an intent to discontinue the Plan, it may do so at any time subject to provisions set forth in the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, all benefits would fully vest for participants, and the assets of the Plan would be distributed to the participants based on each individual participant's interest in the Plan.

4. TRUSTEE AND ADMINISTRATION OF THE PLAN

   Effective March 1, 1996, the Retirement Committee appointed as trustee and recordkeeper, American Express Trust Company, a wholly-owned subsidiary of American Express Financial Corporation, which is a wholly-owned subsidiary of American Express Company. Certain Plan investments are managed by American Express, and therefore, these transactions qualify as party-in-interest. The trust agreement stipulates that the trustee may resign at any time by giving 90 days written notice to the Retirement Committee. The Committee may remove the trustee at any time by giving 30 days written notice of such action to the trustee. Prior to March 1, 1996, Bank One Wisconsin Trust Company, N.A. (Bank One), was the trustee for the Plan.

5.  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

    Changes in the Plan's net assets available for benefits by fund for the year (52 weeks) ended February 22, 1997 are shown below:


                                                             IDS BLUE CHIP   IDS NEW         AIM         TEMPLETON
                                   CONSERVATIVE   IDS MUTUAL   ADVANTAGE    DIMENSIONS   CONSTELLATION    FOREIGN     SHOPKO STOCK
                                       FUND         FUND         FUND          FUND           FUND          FUND         FUND
ADDITIONS TO NET ASSETS:
 Net appreciation (depreciation) in
  fair value of investments         $ 1,366,024  $ 1,725,086   $  94,908    $ 5,441,404    $  (58,921)   $ 1,608,046   $ 4,809,284
  Interest and dividends                781,745    4,294,428      65,723      6,677,183        22,490      2,537,291       169,903
                                    -----------  -----------   ---------    -----------    ----------    -----------   -----------
                                      2,147,769    6,019,514     160,631     12,118,587       (36,431)     4,145,337     4,979,187
CONTRIBUTIONS:
 Employer                             2,142,524    1,771,299     249,249      2,567,885       158,271      1,207,454     3,572,088
 Participants                         1,963,564    2,249,611      54,073      3,257,422        41,831      1,701,694       607,841
 Transfers from other plans - net        65,853       98,095      10,962        221,162         8,974         59,391        91,208
                                    -----------  -----------   ---------    -----------    ----------    -----------   -----------
                                      4,171,941    4,119,005     314,284      6,046,469       209,076      2,968,539     4,271,137
                                    -----------  -----------   ---------    -----------    ----------    -----------   -----------
     Total additions                  6,319,710   10,138,519     474,915     18,165,056       172,645      7,113,876     9,250,324
                                    -----------  -----------   ---------    -----------    ----------    -----------   -----------
DEDUCTIONS FROM NET ASSETS:
 Benefits paid                        4,131,956    2,058,993                  3,115,163                    1,397,456     1,481,212
 Administrative expenses                 12,174        6,536                      7,887                        4,099         8,463
                                    -----------  -----------   ---------    -----------    ----------    -----------   -----------
     Total deductions                 4,144,130    2,065,529                  3,123,050                    1,401,555     1,489,675
                                    -----------  -----------   ---------    -----------    ----------    -----------   -----------
TRANSFERS - NET                      (2,243,478)  (3,815,914)  3,642,312        224,356     2,688,667     (3,217,376)   (1,455,092)
                                    -----------  -----------   ---------    -----------    ----------    -----------   -----------
NET (DECREASE) INCREASE                 (67,898)   4,257,076   4,117,227     15,266,362     2,861,312      2,494,945     6,305,557

NET ASSETS AVAILABLE AT
 BEGINNING OF YEAR                   36,562,491   38,112,577                 53,782,471                   26,512,368    16,177,924
                                    -----------  -----------   ----------   -----------    ----------    -----------   -----------
NET ASSETS AVAILABLE
 AT END OF YEAR                     $36,494,593  $42,369,653   $4,117,227   $69,048,833    $2,861,312    $29,007,313   $22,483,481
                                    ===========  ===========   ==========   ===========    ==========    ===========   ===========



                                        LOAN
                                        FUND               TOTAL
ADDITIONS TO NET ASSETS:
 Net appreciation (depreciation) in
  fair value of investments                            $ 14,985,831
 Interest and dividends                                  14,548,763
                                                       ------------
                                                         29,534,594
CONTRIBUTIONS:
 Employer                                                11,668,770
 Participants                                             9,876,036
 Transfers from other plans - net                           555,645
                                                       ------------
                                                         22,100,451
                                                       ------------
     Total additions                                     51,635,045
                                                       ------------
DEDUCTIONS FROM NET ASSETS:
 Benefits paid                       $  320,627          12,505,407
 Administrative expenses                                     39,159
                                     ----------        ------------
     Total deductions                   320,627          12,544,566
                                     ----------        ------------
TRANSFERS - NET                       4,176,525
                                     ----------        ------------
NET (DECREASE) INCREASE               3,855,898          39,090,479

NET ASSETS AVAILABLE AT
 BEGINNING OF YEAR                    3,783,283         174,931,114
                                     ----------        ------------
NET ASSETS AVAILABLE
 AT END OF YEAR                      $7,639,181        $214,021,593
                                     ==========        ============

5.  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

    Changes in the Plan's net assets available for benefits by fund for the year (52 weeks) ended February 24, 1996 are shown below:

                                                                                                         IDS NEW
                                                       CONSERVATIVE     SHOPKO STOCK     IDS MUTUAL     DIMENSIONS
                                                           FUND             FUND            FUND           FUND
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income:
  Net appreciation in fair value of investments           $   610,952     $ 2,127,809     $ 4,146,981    $11,846,202
  Interest and dividends - net                              1,620,771         478,077       1,618,259      2,133,787
                                                      ---------------  --------------  --------------  -------------
                                                            2,231,723       2,605,886       5,765,240     13,979,989
CONTRIBUTIONS:
 Employer                                                   1,043,029       3,977,760         898,083      1,162,314
 Participants                                               2,085,279         478,020       2,101,916      2,879,048
 Transfers from other plans - net                              37,305          17,801          98,744        104,796
                                                      ---------------  --------------  --------------  -------------
                                                            3,165,613       4,473,581       3,098,743      4,146,158
                                                      ---------------  --------------  --------------  -------------
     Total additions                                        5,397,336       7,079,467       8,863,983     18,126,147
                                                      ---------------  --------------  --------------  -------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefits paid to participants                              3,325,832         945,309       1,800,819      3,296,133
 Administrative expenses                                      145,780          11,975          91,156        172,315
                                                      ---------------  --------------  --------------  -------------
     Total deductions                                       3,471,612         957,284       1,891,975      3,468,448
                                                      ---------------  --------------  --------------  -------------
TRANSFERS - NET                                            (1,244,673)        707,792       3,953,421     (2,161,687)
                                                      ---------------  --------------  --------------  -------------
NET INCREASE                                                  681,051       6,829,975      10,925,429     12,496,012

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR       35,881,440       9,347,949      27,187,148     41,286,459
                                                      ---------------  --------------  --------------  -------------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR            $36,562,491     $16,177,924     $38,112,577    $53,782,471
                                                      ===============  ==============  ==============  =============


                                                        TEMPLETON
                                                         FOREIGN          LOAN
                                                           FUND           FUND            TOTAL
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income:
  Net appreciation in fair value of investments          $ 1,998,477                     $20,730,421
  Interest and dividends - net                             1,601,562   $    303,060        7,755,516
                                                      --------------  -------------  ----------------
                                                           3,600,039        303,060       28,485,937
CONTRIBUTIONS:
 Employer                                                    645,776                       7,726,962
 Participants                                              1,792,972                       9,337,235
 Transfers from other plans - net                             85,633                         344,279
                                                      --------------  -------------  ----------------
                                                           2,524,381                      17,408,476
                                                      --------------  -------------  ----------------
     Total additions                                       6,124,420        303,060       45,894,413
                                                      --------------  -------------  ----------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Benefits paid to participants                            1,397,904        188,416        10,954,413
 Administrative expenses                                     72,583         35,841           529,650
                                                      --------------  -------------  ----------------
     Total deductions                                     1,470,487        224,257        11,484,063
                                                      --------------  -------------  ----------------
TRANSFERS - NET                                          (1,936,154)       681,301
                                                      --------------  -------------  ----------------
NET INCREASE                                              2,717,779        760,104        34,410,350

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR     23,794,589      3,023,179       140,520,764
                                                      --------------  -------------  ----------------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR          $26,512,368     $3,783,283      $174,931,114
                                                      ==============  =============  ================

6.  INVESTMENTS

    Guaranteed insurance contracts with insurance companies are in pooled accounts. The accounts are credited with earnings and charged for withdrawals and administrative expenses charged by the insurance companies. The contracts are included in the financial statements at the February 22, 1997 and February 24, 1996 contract values as reported to the Plan by the insurance companies.


    The market value of investments that individually exceeds five percent or more of the Plan's assets at February 22, 1997 and February 24, 1996 are as follows:

                                 1997             1996
IDS New Dimensions Fund      $66,856,155      $52,829,976
IDS Mutual Fund               40,813,917       34,200,730
Templeton Foreign Fund        27,955,782       25,468,814
ShopKo Stock Fund             20,332,922       13,773,480
                            ------------     ------------
                            $155,958,776     $126,273,000
                            ============     ============


7.  TAX STATUS

    The Plan obtained its latest determination letter on April 16, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since applying for the determination letter. However, the Retirement Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                 * * * * * *

                            SUPPLEMENTAL SCHEDULES

                            FURNISHED PURSUANT TO

                 DEPARTMENT OF LABOR'S RULES AND REGULATIONS

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
FEBRUARY 22, 1997
--------------------------------------------------------------------------------

                                                      SHARES OR                          CURRENT
                 DESCRIPTION                          FACE VALUE         COST(1)         VALUE(1)
COMMON STOCKS - ShopKo Stores, Inc.*                  1,301,307       $15,599,393      $20,332,922
MUTUAL FUNDS:
 AIM Constellation Fund                                 107,674         2,772,928        2,714,451
 IDS Blue Chip Advantage Fund*                          424,050         3,763,858        3,858,010
 IDS Mutual Fund*                                     2,917,781        35,246,108       40,813,917
 IDS New Dimensions Fund*                             3,123,681        48,433,575       66,856,155
 Templeton Foreign Fund                               2,634,852        24,395,002       27,955,782
                                                                      -----------      -----------
    Total Mutual Funds                                                114,611,471      142,198,315

POOLED COLLECTIVE FUNDS -
 American Express Trust Stable Capital Fund*            613,182         7,630,559        7,765,336

MONEY MARKET FUNDS -
 American Express Trust Money Market Fund*            1,952,474         1,952,474        1,952,474

GUARANTEED INSURANCE CONTRACTS:
 AETNA Life Insurance Co.
  #LT14245, 07/21/97, 6.52%                           4,000,000         4,000,000        4,000,000

 AIG Life Insurance Co.
  #GIC-917, 8/15/00, 6.25%                            1,000,000         1,000,000        1,000,000

 Confederation Life Insurance Co.
  #62036, 1/18/00, 8.90%                              1,000,000         1,000,000        1,000,000

 Confederation Life Insurance Co.
  #62261, 7/12/00, 9.35%                              1,000,000         1,000,000        1,000,000

 John Hancock Mutual Life
  #GAC-8332, 12/15/00, 6.21%                          2,000,000         2,000,000        2,000,000

 Safeco Life Insurance
  #LA-1053359, 2/26/01, 5.69%                         1,000,000         1,000,000        1,000,000

 United of Omaha Life Ins. Co.
  #SDGA-11024, 5/15/00, 7.17%                         1,000,000         1,000,000        1,000,000

 Lincoln National Life Insurance Co.
  #GA-9282, 3/21/97, 6.14%                            2,000,000         2,000,000        2,000,000

                                                                     (Continued)

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
FEBRUARY 22, 1997
--------------------------------------------------------------------------------

                                                  SHARES OR                           CURRENT
            DESCRIPTION                           FACE VALUE        COST(1)           VALUE(1)
GUARANTEED INSURANCE CONTRACTS (Continued):
 Protective Life Ins. Co.
  #GA-814, 01/31/98, 6.7%                         2,000,000        $2,000,000        $2,000,000

 Protective Life Ins. Co.
  #GA-909, 05/29/98, 5.19%                        1,000,000         1,000,000         1,000,000

 Hartford Life Ins. Co.
  #GA9833, 09/30/98, 5.47%                        1,164,542         1,164,542         1,164,542

 Hartford Life Ins. Co.
  #GA-9834, 11/17/98, 5.51%                       1,174,057         1,174,057         1,174,057

 Allstate Life Ins. Co.
  #GA-5551, 02/10/99, 5.82%                       1,000,000         1,000,000         1,000,000

 Allstate Life Ins. Co.
  #GA-5570, 4/30/99, 6.44%                        1,000,000         1,000,000         1,000,000

 Allstate Life Ins. Co.
  #GA-5639, 9/16/99, 7.31%                        1,000,000         1,000,000         1,000,000

 Hartford Life Ins. Co.
  #GA-9997, 10/15/99, 7.43%                       1,175,159         1,175,159         1,175,159

 Principal Mutual Life Ins. Co.
  #4-13187, 6/14/99, 7.25%                        1,000,000         1,000,000         1,000,000

 United of Omaha Life Ins. Co.
  #SDGA-10861, 11/30/99, 7.25%                    2,000,000         2,000,000         2,000,000
                                                                 ------------      ------------
TOTAL INSURANCE CONTRACTS                                          25,513,758        25,513,758

PARTICIPANTS LOANS - Interest rates
 ranging 7% to 10%                                                                    7,611,762
                                                                 ------------      ------------
TOTAL INVESTMENTS                                                $165,307,655      $205,374,567
                                                                 ============      ============

*Known to be a party-in-interest
(1) Cost and current value of certain
investments represents cost plus reinvested earnings.

                                                                     (Concluded)

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

ITEM 27d - REPORTABLE TRANSACTIONS
YEAR (52 WEEKS) ENDED FEBRUARY 22, 1997
--------------------------------------------------------------------------------

                                                                     MATURITY
         IDENTITY OF ISSUER                     PURCHASE            PROCEEDS OR                       NET GAIN
           AND DESCRIPTION                       PRICE             SELLING PRICE        COST           (LOSS)
SERIES TRANSACTIONS:
 IDS Mutual Fund *
  65 Purchases                                  $10,594,240                          $10,594,240
 149 Sales                                                            $6,044,033       5,297,532        $746,501

 IDS New Dimensions Fund*
 105 Purchases                                   12,912,557                           12,912,557
 111 Sales                                                             8,379,507       6,258,884       2,120,623

 Templeton Foreign Fund
  51 Purchases                                    4,753,047                            4,753,047
 140 Sales                                                             5,110,677       4,657,906         452,771

 American Express Trust Income Fund*
   7 Purchases                                    8,517,538                            8,517,538
   9 Sales                                                             8,782,159       8,517,538         264,621

 American Express Trust Stable
  Capital Fund *
   8 Purchases                                    8,912,159                            8,912,159
   3 Sales                                                             1,300,000       1,281,599          18,401

 American Express Trust Money
  Market Fund *
   2 Purchases                                   20,922,091                           20,922,091
   2 Sales                                                            18,969,619      18,969,619

 Participant Loans
 153 Purchases                                    6,387,703                            6,387,703
 178 Sales                                                             2,559,224       2,559,224

 SINGLE TRANSACTIONS:
 American Express Trust Money
  Market Fund*
   1 Purchase                                     9,237,323                            9,237,323
   1 Purchase                                    11,684,768                           11,684,768
   1 Sale                                                             11,326,215      11,326,215

*Known to be a party-in-interest transaction.

                                                                       EXHIBIT 1








INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-58584 on Form S-8 of ShopKo Stores, Inc. of our report dated June 6, 1997, appearing in this Annual Report on Form 11-K of the ShopKo Stores, Inc. Profit Sharing and Super Saver Plan for the year ended February 22, 1997.



/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
August 20, 1997

                                  SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the ShopKo Stores, Inc. Profit Sharing and Super Saver Plan Retirement Committee, have duly caused this annual report to be signed by the undersigned there upon duly authorized.


             SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN
             -------------------------------------------------------
             (Name of Plan)




Date:  August 20, 1997              By    /s/   Jeffrey A. Jones
                                       ---------------------------
                                    Jeffrey A. Jones
                                    ShopKo Stores, Inc. Profit Sharing and Super
                                     Saver Plan Retirement Committee Member